UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tradeweb Markets Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

892672106

(CUSIP Number)

Timothy Knowland

General Counsel, Corporate Transactions, Corporate Functions and Anti-trust

London Stock Exchange Group plc

10 Paternoster Square

London

EC4M 7LS

Tel: +44 (0) 20 7797 1000

with a copy to:

Michael Levitt

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US PME LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS LSEGA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv TW Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		96,933,192
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		96,933,192
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,933,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS London Stock Exchange Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”) of Tradeweb Markets Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1177 Avenue of the Americas, New York, New York 10036.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: (i) Refinitiv US PME LLC, a Delaware limited liability company, (ii) Refinitiv US LLC, a Delaware limited liability company, (iii) LSEGA, Inc. a Delaware corporation, (iv) Refinitiv TW Holdings Ltd., a Cayman Islands exempted company, (v) Refinitiv Parent Limited, a Cayman Islands exempted company, and (vi) London Stock Exchange Group plc, a public limited company organized in England and Wales.

The address of the principal business office of Refinitiv US PME LLC is c/o Refinitiv, 3 Times Square, New York, NY 10036. The address of the principal business office of Refinitiv US LLC is c/o Refinitiv, 3 Times Square, New York, NY 10036. The address of the principal business office of LSEGA, Inc. is 28 Liberty Street, 58th Floor, New York 10005. The address of the principal business office of Refinitiv TW Holdings Ltd. is Five Canada Square, Canary Wharf, London E14 5AQ. The address of the principal business office of Refinitiv Parent Limited is Five Canada Square, Canary Wharf, London E14 5AQ. The address of the principal business office of London Stock Exchange Group plc is 10 Paternoster Square London EC4M 7LS.

Information regarding the directors and executive officers of each Reporting Person is set forth on Schedule I attached hereto.

(c) The principal business of Refinitiv US PME LLC is to serve as a holding company. The principal business of Refinitiv US LLC is to serve as the US operating company of Refinitiv. The principal business of LSEGA, Inc. is to serve as a holding company. The principal business of Refinitiv TW Holdings Ltd. is to serve as a holding company. The principal business of Refinitiv Parent Limited is to serve as a holding company. The principal business of London Stock Exchange Group plc is to operate a global financial markets infrastructure business.

(d)       During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Pursuant to the terms of a stock purchase agreement (the “Stock Purchase Agreement”) entered into by, among others, London Stock Exchange Group plc (“LSEG”) and Refinitiv Holdings Limited (“Refinitiv Holdings”) originally entered into on August 1, 2019, amended on August 23, 2019, and amended and restated on November 4, 2019, LSEG (directly and through certain wholly owned subsidiaries) acquired the entire issued and to be issued share capital of Refinitiv Parent Limited (“Refinitiv Parent”) from the Refinitiv Sellers (consisting of certain subsidiaries of Refinitiv Holdings) and, in exchange, LSEG will issue 204,225,968 consideration shares (the “Consideration Shares”), such Consideration Shares comprised of: (i) LSEG ordinary shares; and (ii) LSEG limited-voting ordinary shares. As a result of its acquisition of the share capital of Refinitiv Parent, LSEG acquired 96,933,192 shares of Class B Common Stock, par value $0.00001 per share (the “Class B Common Stock”) of the Issuer, 22,988,329 LLC Interests (as defined below) and 22,988,329 shares of Class D Common Stock, par value $0.00001 per share (the “Class D Common Stock”) of the Issuer. The transaction closed on January 29, 2021 (the “Closing”).

Of the total number of Consideration Shares expected to be issued, 179,610,123 LSEG shares were issued to the Refinitiv Sellers at Closing. In addition, 24,615,845 LSEG ordinary shares will be issued one month after Closing to ConsortiumCo, a company owned by affiliates of Blackstone (the “Deferred Issue Shares”). The issue of the Deferred Issue Shares to ConsortiumCo is in connection with the settlement of certain existing payment-in-kind shares in Refinitiv Holdings’ capital structure.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for corporate and strategic investment purposes as an operator of financial markets infrastructure and a data provider, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; material changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, registered offerings, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Stockholders Agreement (as defined below) requires the Issuer to nominate a number of individuals designated by Refinitiv US PME LLC and Refinitiv Parent Limited (the “Refinitiv Owners”) for election as directors of the Issuer at any meeting of the Issuer’s stockholders (each a “Refinitiv Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of the Issuer’s Board or a duly-authorized committee of the Board, as a director of the Issuer, the number of Refinitiv Directors serving as directors of the Issuer will be equal to, if the Refinitiv Owners and their affiliates together continue to hold at least 50% of the combined voting power of the Issuer’s outstanding common stock as of the record date for such meeting, the total number of directors comprising the entire Board. In addition, in the case of a vacancy on the Issuer’s Board created by the removal, resignation or otherwise of a Refinitiv Director, the Stockholders Agreement, to the extent the Refinitiv Owners continue to be entitled to nominate such Refinitiv Director, requires the Issuer to nominate an individual designated by the Refinitiv Owners for election to fill the vacancy. As of the date of this filing, LSEG has not taken any action to modify the composition of the Issuer’s Board, including with respect to the Refinitiv and Blackstone affiliated directors currently serving on the Issuer’s Board, who are Martin Brand, John G. Finley, Debra Walton and Brian West, although it may do so in the future. Any future nominees to the Issuer’s Board may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, as at the date of this filing, the Reporting Persons do not have any approved plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of shares of Class A Common Stock beneficially owned assume 91,225,923 shares of Class A Common Stock outstanding as of October 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020, and also takes into account the shares of Class A Common Stock underlying any shares of Class B Common Stock or non-voting common units (the “LLC Interests”) of Tradeweb Markets LLC, a subsidiary of the Issuer (“TWM LLC”), held by Reporting Persons, as applicable. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page.

Refinitiv TW Holdings Ltd. directly holds 96,933,192 shares of Class B Common Stock and Refinitiv US PME LLC (and, together with Refinitiv TW Holdings Ltd., the “Direct Holders”) directly holds 22,988,329 LLC Interests. Shares of Class B Common Stock have ten votes per share and are exchangeable for shares of Class A Common Stock on a one-for-one basis at the discretion of the holder. LLC Interests may be exchanged for shares of Class A Common Stock or Class B Common Stock, in each case, on a one-for-one basis at the discretion of the holder.

The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Refinitiv US LLC is the controlling member of Refinitiv US PME LLC. LSEGA, Inc. is the sole member of Refinitiv US LLC. Refinitiv Parent Limited is the sole shareholder of LSEGA, Inc. IAG US LLC is a member of Refinitiv US PME LLC. Refinitiv International Holdings S.à.r.l. is the sole member of IAG US LLC. Refinitiv Netherlands Holdings BV is the sole shareholder of Refinitiv International Holdings S.à.r.l. Refinitiv UK (Rest of World) Holdings Limited is the sole shareholder of Refinitiv Netherlands Holdings BV. Refinitiv UK Parent Limited is the sole shareholder of Refinitiv UK (Rest of World) Holdings Limited. LSEGA Jersey Limited is the sole shareholder of Refinitiv UK Parent Limited. Refinitiv Parent Limited is the sole shareholder of LSEGA Jersey Limited. London Stock Exchange Group plc is the controlling shareholder of Refinitiv Parent Limited. LSEGA Limited and LSEGA2 Limited are shareholders of Refinitiv Parent Limited and London Stock Exchange Group plc is the sole shareholder of each of LSEGA Limited and LSEGA2 Limited.

Each such Reporting Person may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the Direct Holders directly or indirectly controlled by such entity, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Direct Holders to the extent they directly hold Class A Common Stock) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c)       Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d)       To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

TWM LLC Agreement

On April 4, 2019 Refinitiv US PME LLC (the “Refinitiv LLC Owner”) entered into the Tradeweb Markets LLC Fifth Amended and Restated Limited Liability Company Agreement (the “TWM LLC Agreement”) with the Issuer, TWM LLC, and the other members party thereto.

Distributions. In connection with any tax period, the TWM LLC Agreement requires TWM LLC to make distributions to its members, on a pro rata basis in proportion to the number of common membership interests of TWM LLC (“LLC Interests”) held by each member, of cash until each member (other than the Issuer) has received an amount at least equal to its assumed tax liability and the Issuer received an amount sufficient to enable it to timely satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities. To the extent that any member would not receive its percentage interest of the aggregate tax distribution, the tax distribution for such member will be increased to ensure that all distributions are made pro rata in accordance with such member’s percentage interest. Tax distributions will also be made only to the extent all distributions from TWM LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The TWM LLC Agreement also allows for distributions to be made by TWM LLC to its members on a pro rata basis out of distributable cash.

LLC Interest Redemption Right. Subject to certain restrictions set forth therein, the TWM LLC Agreement provides a redemption right to certain original owners of LLC Interests (excluding the Refinitiv LLC Owner) that continued to own LLC Interests after the completion of the Issuer’s initial public offering and reorganization transactions (the “Other LLC Owners”, and together with the Refinitiv LLC Owner, the “Continuing LLC Owners”), which entitles them to have their LLC Interests redeemed, at the election of each such person, for newly issued shares of the Issuer’s Class A Common Stock or Class B Common Stock, as applicable, on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) or, at the Issuer’s option, as determined by or at the direction of the Issuer’s Board, a cash payment equal to a volume weighted average market price of one share of Class A Common Stock for each LLC Interest redeemed or exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). In the event the Issuer elects to make a cash payment, a Continuing LLC Owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Interests to TWM LLC. Subject to any election of the Issuer to effect any such redemption by means of a direct exchange (as described below), the TWM LLC Agreement requires that the Issuer contribute cash or shares of its Class A Common Stock or Class B Common Stock to TWM LLC in exchange for an amount of newly issued LLC Interests in TWM LLC that will be issued to the Issuer equal to the number of LLC Interests redeemed (and thereafter cancelled) from the Continuing LLC Owner to the extent required so as to maintain a one-to-one ratio between the number of LLC Interests owned by the Issuer and the number of outstanding shares of Class A Common Stock and Class B Common Stock. TWM LLC will then distribute the cash or shares of the Issuer’s Class A Common Stock or Class B Common Stock, as the case may be, to such Continuing LLC Owner to complete the redemption. In the event of such election by a Continuing LLC Owner the Issuer may, at its option, effect a direct exchange of cash or its Class A Common Stock or Class B Common Stock for such LLC Interests of the redeeming members in lieu of such redemption. Whether by redemption or exchange, the Issuer is obligated to ensure that at all times the number of LLC Interests that it owns equals the aggregate number of shares of Class A Common Stock and Class B Common Stock issued by it (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Maintenance of one-to-one ratio of shares of Class A Common Stock, Class B Common Stock and LLC Interests owned by Tradeweb. The TWM LLC Agreement requires that TWM LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A Common Stock and Class B Common Stock issued by the Issuer and the number of LLC Interests owned by the Issuer, and (y) a one-to-one ratio between the number of shares of Class C Common Stock, par value $0.00001 per share (the “Class C Common Stock”) and Class D Common Stock issued by the Issuer and the number of LLC Interests owned by the holders of such Class C Common Stock and Class D Common Stock.

Transfer Restrictions. The TWM LLC Agreement generally does not permit transfers of LLC Interests by members, subject to limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of TWM LLC.

Tax Receivable Agreement

One April 8, 2019, Refinitiv US PME LLC entered into a tax receivable agreement (the “Tax Receivable Agreement”) with the Issuer and the Other LLC Owners. The Tax Receivable Agreement provides for the payment by the Issuer to the Continuing LLC Owners who dispose of LLC Interests for cash in connection with any offering, or receive shares of the Issuer’s Class A Common Stock or Class B Common Stock or cash, as applicable, in connection with an exchange or redemption of LLC Interests, of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that the Issuer actually realizes, or in some circumstances is deemed to realize, as a result of the transactions with such Continuing LLC Owners, including increases in the tax basis of the assets of TWM LLC attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. Such payments are not conditioned upon any continued ownership interest in either TWM LLC or the Issuer by any Continuing LLC Owner.

Stockholders Agreement

On April 8, 2019, Refinitiv US PME LLC and Refinitiv Parent Limited (the “Refinitiv Owners”) entered into a stockholders agreement (the “Stockholders Agreement”) with the Issuer. The Stockholders Agreement requires the Issuer to nominate a number of individuals designated by Refinitiv US PME LLC and Refinitiv Parent Limited for election as directors of the Issuer at any meeting of the Issuer’s stockholders (each a “Refinitiv Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of the Issuer’s Board or a duly-authorized committee of the Board, as a director of the Issuer, the number of Refinitiv Directors serving as directors of the Issuer will be equal to: (1) if the Refinitiv Owners and their affiliates together continue to hold at least 50% of the combined voting power of the Issuer’s outstanding common stock as of the record date for such meeting, the total number of directors comprising the entire Board; (2) if the Refinitiv Owners and their affiliates together continue to hold at least 40% (but less than 50%) of the combined voting power of the Issuer’s outstanding common stock as of the record date for such meeting, the lowest whole number that is greater than 40% of the total number of directors comprising the Issuer’s Board; (3) if the Refinitiv Owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the combined voting power of the Issuer’s outstanding common stock as of the record date for such meeting, the lowest whole number that is greater than 30% of the total number of directors comprising the Issuer’s Board; (4) if the Refinitiv Owners and their affiliates together continue to hold at least 20% (but less than 30%) of the combined voting power of the Issuer’s outstanding common stock as of the record date for such meeting, the lowest whole number that is greater than 20% of the total number of directors comprising the Issuer’s Board; and (5) if the Refinitiv Owners and their affiliates together continue to hold at least 10% (but less than 20%) of the combined voting power of the Issuer’s outstanding common stock as of the record date for such meeting, the lowest whole number (such number always being equal to or greater than one) that is greater than 10% of the total number of directors comprising the Issuer’s Board. In the case of a vacancy on the Issuer’s Board created by the removal, resignation or otherwise of a Refinitiv Director, the Stockholders Agreement, to the extent the Refinitiv Owners continue to be entitled to nominate such Refinitiv Director, requires the Issuer to nominate an individual designated by the Refinitiv Owners for election to fill the vacancy. For so long as the Stockholders Agreement remains in effect, Refinitiv Directors may be removed only with the consent of the Refinitiv Owners.

Registration Rights Agreement

On April 8, 2019, Refinitiv US PME LLC and Refinitiv Parent Limited entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain other identified investors, pursuant to which the Issuer granted demand registration rights, shelf registration rights and piggyback registration rights to such stockholders, for the resale under the Securities Act of 1933, as amended, of the Class A Common Stock held by them, subject to certain conditions set forth therein.

The foregoing descriptions of the TWM LLC Agreement, the Tax Receivable Agreement, the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of February 8, 2021, by and among the Reporting Persons (filed herewith).
Exhibit B	Fifth Amended and Restated LLC Agreement of Tradeweb Markets LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
Exhibit C	Tax Receivable Agreement, dated as of April 8, 2019, by and among the Issuer, Tradeweb Markets LLC and the members of Tradeweb Markets LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
Exhibit D	Stockholders Agreement, dated as of April 8, 2019, by and among the Issuer, Refinitiv US PME LLC and Refinitiv Parent Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
Exhibit E	Registration Rights Agreement, dated as of April 8, 2019, by and among the Issuer, the Refinitiv Holders (as defined therein), the Bank Holders (as defined therein) and the other holders of Registrable Securities (as defined therein) party thereto from time to time (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
Exhibit F	Power of Attorney (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

REFINITIV US PME LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV US LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

LSEGA, INC.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV TW HOLDINGS LTD.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV PARENT LIMITED

By:	/s/ Teresa Hogan as Attorney-in-Fact

LONDON STOCK EXCHANGE GROUP PLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

London Stock Exchange Group plc

Name	Principal Address	Principal Occupation	Citizenship
Executive Officers

David Schwimmer	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Executive Officer and Executive Director, LSEG	United States

Anna Manz	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Financial Officer and Executive Director, LSEG	Great Britain

Balbir Bakhshi	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Risk Officer, LSEG	Great Britain

David Craig	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Data & Analytics and CEO, Refinitiv, LSEG	Great Britain

Catherine Johnson	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	General Counsel, LSEG	Great Britain

Tim Jones	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief People Officer, LSEG	Great Britain

Daniel Maguire	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Post Trade & CEO, LCH Group, LSEG	Great Britain

Anthony McCarthy	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Information Officer, LSEG	United States

Andrea Remyn Stone	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Product Officer, Data & Analytics, LSEG	United States

Murray Roos	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Capital Markets, LSEG	Great Britain

David Shalders	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Operating Officer and Head of Integration, LSEG	Great Britain

Brigitte Trafford	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Communications and Marketing Officer, LSEG	Great Britain

Debra Walton	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Revenue Officer, Data & Analytics, LSEG	United States

Directors

Don Robert	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman of the Board of LSEG	United States, Great Britain

Jacques Aigrain	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman of the Board of LyondellBasell Industries NV, Chairman of the Board of Singular Bank S.A.U. and Non-Executive Director of WPP plc.	France, Switzerland

Dominic Blakemore	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Chief Executive Officer of Compass Group PLC.	Great Britain

Martin Brand	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Senior Managing Director and co-head of U.S. Acquisitions for Blackstone’s Private Equity Group.	United States

Erin Brown	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Head of Finance, Thomson Reuters Corporates segment.	Great Britain, Canada

Professor Kathleen DeRose	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Non-Executive Director of Evolute Group AG and Non -Executive Director of Voya Financial, Inc. Clinical Associate Professor of Finance at the New York University Leonard N. Stern School of Business	United States

Cressida Hogg CBE	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chair of the Board of Directors of Landsec Group plc	Great Britain

Stephen O'Connor	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman of the Board of Quantile Technologies Limited and Chairman of HSBC Bank plc	Great Britain

Dr. Val Rahmani	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Non-Executive Director at RenaissanceRe Holdings Limited, Non-Executive Director of Computer Task Group Inc, Non-Executive Director of Entrust Datacard and Non-Executive Director of Rungway.	United States, Great Britain

Douglas M. Steenland	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Senior Adviser to Blackstone Private Equity Group	United States

Refinitiv US PME LLC

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Richard Hoponick	1 Station Place, Stamford, CT 06902	Global Head of Audit & Control, Refinitiv	United States

Mark Irving	26 Thomson Place, Boston, MA 02210	Assistant General Counsel, Corporate & Sourcing, Refinitiv	United States

Refinitiv US LLC

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Richard Hoponick	1 Station Place, Stamford, CT 06902	Global Head of Audit & Control, Refinitiv	United States

Mark Irving	26 Thomson Place, Boston, MA 02210	Assistant General Counsel, Corporate & Sourcing, Refinitiv	United States

LSEGA, Inc.

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Michael Ferraro	c/o: 28 Liberty Street, 58th Floor, New York 10005	Head of Finance, Americas, LSEG	United States

James Kerton	c/o London Stock Exchange Group plc, 10 Paternoster Square, London EC4M 7LS	Head of Legal for Corporate Transactions, LSEG	Great Britain

Patricia Wolff	28 Liberty Street, 58th Floor, New York 10005	US Financial Controller, LSEG	United States

Refinitiv TW Holdings Ltd.

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Timothy Knowland	Five Canada Square, Canary Wharf, London E14 5AQ	General Counsel, Corporate Transactions, Corporate Functions and Anti-trust, LSEG	Great Britain

Peter Thorn	Five Canada Square, Canary Wharf, London E14 5AQ	Global Transfer Pricing Controller, LSEG	Great Britain

Refinitiv Parent Limited

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Timothy Knowland	Five Canada Square, Canary Wharf, London E14 5AQ	General Counsel, Corporate Transactions, Corporate Functions and Anti-trust, LSEG	Great Britain

Peter Thorn	Five Canada Square, Canary Wharf, London E14 5AQ	Global Transfer Pricing Controller, LSEG	Great Britain

To the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Stock.